                                                                     EXHIBIT 19


     Portions of Registrant's Definitive Proxy Statement filed May 28, 1999 and Registrant's Form 10-K for the year ended December 31, 1998

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT

         Director Information


                         DIRECTORS WITH TERMS EXPIRING IN 2002

             NAME, AGE AND                                         PRINCIPAL OCCUPATION
           TERM AS DIRECTOR                                       AND OTHER INFORMATION
---------------------------------------  ------------------------------------------------------------------------

G. Robert Durham                         Member of the Audit Committee of the Company. Mr. Durham retired on June
Age 70                                   1, 1996 from Walter Industries, Inc. having served as chairman and chief
A Director since July 1997               executive officer since October 1995 and president and chief executive officer since June 1991 to October 1995. He formerly served as chairman, president and chief executive officer of Phelps Dodge Corporation. He is a Director of Homestake Mining Company, the FINOVA Group Inc. and MONY
                                         Group Inc.

George R. Roberts                        Founding Partner of Kohlberg Kravis Roberts & Co., L.P. and since
Age 55                                   January 1996 a Managing Member of the Executive Committee of the limited
A Director since May 1997                liability company which serves as the general partner of Kohlberg Kravis
                                         Roberts & Co., L.P. He is also a Director of Accuride Corporation,
                                         Borden, Inc., Bruno's Inc., Evenflo Company Inc., IDEX Corporation,
                                         KinderCare Learning Center, Inc., KSL Recreation Group, Inc.,
                                         Owens-Illinois Group, Inc., Owens-Illinois, Inc., PRIMEDIA Inc.,
                                         Randalls Food Markets, Inc., Regal Cinemas, Inc., Safeway, Inc. and
                                         Spalding Holdings Corporation. Messrs. Roberts and Kravis are first cousins.


                             DIRECTORS WITH TERMS EXPIRING IN 2000

             NAME, AGE AND                                         PRINCIPAL OCCUPATION
           TERM AS DIRECTOR                                       AND OTHER INFORMATION
---------------------------------------  ------------------------------------------------------------------------

Henry R. Kravis                          Founding Partner of Kohlberg Kravis Roberts & Co., L.P. and since
Age 55                                   January 1996 a Managing Member of the Executive Committee of the limited
A Director since May 1997                liability company which serves as the general partner of Kohlberg Kravis
                                         Roberts & Co., L.P. He is also a Director of Accuride Corporation,
                                         Borden, Inc., The Boyds Collection Ltd., Evenflo Company Inc., The
                                         Gillette Company, IDEX Corporation, KinderCare Learning Centers, Inc.,
                                         KSL Recreation Group, Inc., Newsquest plc, Owens-Illinois Group, Inc.,
                                         Owens-Illinois, Inc., PRIMEDIA Inc., Randalls Food Markets, Inc., Regal
                                         Cinemas, Inc., Safeway, Inc., Sotheby's Holdings, Inc., Spalding
                                         Holdings Corporation, and TI Group plc. Messrs. Kravis and Roberts are
                                         first cousins.

Marc S. Lipschultz                       Member of the Compensation, Executive and Pension Committees of the
Age 30                                   Company. Mr. Lipschultz has been an Executive at Kohlberg Kravis Roberts
A Director since May 1997                & Co., L.P. since 1995. From 1993 to 1995 he attended Harvard Business
                                         School. He is also a Director of Evenflo Company Inc., Spalding Holdings
                                         Corporation and The Boyds Collection Ltd.

Andrew M. Clarkson                       Member of the Audit Committee of the Company. A Director of AutoZone,
Age 61                                   Inc. since 1986, Chairman of the Finance Committee of AutoZone, Inc.
Director since May 1997                  since 1995, secretary from 1988 to 1993 and treasurer from 1990 to 1995.

                            DIRECTORS WITH TERMS EXPIRING IN 2001

             NAME, AGE AND                                         PRINCIPAL OCCUPATION
           TERM AS DIRECTOR                                       AND OTHER INFORMATION
---------------------------------------  ------------------------------------------------------------------------

Martin H. Loeffler                       Chairman of the Board of the Company since May 1997. Chief Executive
Age 54                                   Officer of the Company since May 1996. President of the Company since
A Director since December 1987           July 1987. Member of the Executive Committee and Chairman of the Pension
                                         Committee of the Company.

Michael W. Michelson                     Member of the limited liability company which serves as the general
Age 48                                   partner of Kohlberg Kravis Roberts & Co., L.P. from 1996. General
A Director since May 1997                partner of Kohlberg Kravis Roberts & Co., L.P. from 1987 to 1995. Member of the Compensation, Executive and Pension Committees of the Company. He
                                         is also a Director of AutoZone, Inc., Owens-Illinois Group, Inc.,
                                         Owens-Illinois, Inc. and Promus Hotel Corporation.

Executive Officer Information

    The following table sets forth the name, age and position with the Company of each person who was an executive officer of Amphenol as of December 31, 1998. Officers are elected to serve at the discretion of the Board of Directors in accordance with the By-Laws of the Company. The By-Laws of the Company provide that the Board of Directors shall elect the officers of the Company at its first meeting held after the Annual Meeting of Stockholders of the Company. All officers of the Company are elected to hold office until their successors are chosen and qualified, or until their earlier resignation or removal.


      Name             Age                Position
      ----             ---                --------
Martin H. Loeffler      54                Chairman of the Board,
                                             Chief Executive Officer and President

Edward G. Jepsen        55                Executive Vice President
                                             and Chief Financial Officer

Timothy F. Cohane       46                Senior Vice President

Edward C. Wetmore       42                Secretary and General Counsel

Diana G. Reardon        39                Controller and Treasurer


    Edward G. Jepsen has been Executive Vice President and Chief Financial Officer of Amphenol since May 1989 and Senior Vice President and Director of Finance since November 1988. He was also a Director of Amphenol from January 1991 to May 1997.

    Timothy F. Cohane has been a Vice President of Amphenol since December 1991. He was also a Director of Amphenol from June 1987 to May 1997. He has been President and Chief Operating Officer of the Company's Times Fiber subsidiary since 1994.

    Edward C. Wetmore has been Secretary and General Counsel of Amphenol since 1987.

    Diana G. Reardon has been Treasurer of Amphenol since March 1992 and Controller since July 1994. Prior to that she served as Assistant Controller of the Company.


               SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934 requires that executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with The Securities and Exchange Commission ("SEC") and the New York Stock Exchange. Officers, directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

    Based upon its review of the copies of such forms received by it since January 1, 1998 and written representations from certain reporting persons that no Forms 5 were required for those persons, the Company believes that all applicable filings were made in a timely manner with one exception. Martin H. Loeffler, who acquired 1,000 shares in an open market transaction in October 1998, inadvertently failed to report such purchase on the applicable Form 4 until December 1998.

PART III

ITEM 11. EXECUTIVE COMPENSATION


                    EXECUTIVE COMPENSATION AND OTHER MATTERS
                           SUMMARY COMPENSATION TABLE

    The following Table provides certain summary information concerning the compensation provided by the Company to the Chief Executive Officer and the four other most highly compensated executive officers of the Company during 1996, 1997 and 1998 (the "named executive officers").

                                                                                           LONG-TERM
                                                                                      COMPENSATION AWARDS
                                                   ANNUAL COMPENSATION
                                                  ----------------------          ----------------------------
                                                                                                  SECURITIES
              NAME AND                                                             RESTRICTED     UNDERLYING
              PRINCIPAL                                                               STOCK        OPTIONS/        ALL OTHER
              POSITION                   YEAR       SALARY            BONUS         AWARDS(5)       SARS(#)     COMPENSATION(9)
-------------------------------------  ---------  ----------      -------------   -------------   -----------   ----------------

M.H. Loeffler                           1998      $  735,000      $  232,000(2)          0           35,000(6)   $          0
Chairman, President & CEO               1997         700,000         413,000(3)          0          336,538(7)        789,444(10)
                                        1996         660,000         330,000(4)          0           50,000(8)          2,858

E.G. Jepsen                             1998      $  425,000      $   89,000(2)          0           10,500(6)   $      3,375
Executive V.P. & CFO                    1997         405,000         157,950(3)          0          230,769(7)        358,920(10)
                                        1996         385,000         135,000(4)          0           15,000(8)          1,930

T.F. Cohane                             1998      $  315,000(1)   $   80,000(2)          0            7,000(6)   $        922
Senior Vice President                   1997         300,000(1)       85,000(3)          0          230,769(7)        210,870(10)
                                        1996         280,000(1)       70,000(4)          0           10,000(8)            469

E.C. Wetmore                            1998      $  231,000      $   32,000(2)          0            2,100(6)   $        369
Secretary & General Counsel             1997         220,000          57,200(3)          0           17,000(7)          4,544(10)
                                        1996         204,000          41,000(4)          0            3,000(8)            437

D.G. Reardon                            1998      $  132,000          22,000(2)          0            2,100(6)   $        108
Treasurer & Controller                  1997         150,000          45,000(3)          0           17,000(7)          6,507(10)
                                        1996         140,000          35,000(4)          0            3,000(8)            119

------------------------

(1) Salary and Bonus paid by Times Fiber Communications, Inc., a wholly-owned subsidiary of the Company.

(2) 1998 Bonus was paid in January 1999.

(3) 1997 Bonus was paid in January 1998.

(4) 1996 Bonus was paid in January 1997.

(5) Upon completion of the Merger, the Restricted Stock Plan of the Company was terminated.

(6) On April 8, 1998 Messrs. Loeffler, Jepsen, Cohane, Wetmore and Ms. Reardon were awarded 35,000, 10,500, 7,000, 2,100 and 2,100 stock options, respectively. All such stock options were awarded pursuant to the Amended 1997 Option Plan for Key Employees of Amphenol and Subsidiaries (the "Amended 1997 Option Plan") with an exercise price of $58.00 per share.

(7) On May 19, 1997 Messrs. Loeffler, Jepsen, Cohane, Wetmore and Ms. Reardon were awarded 336,538, 230,769, 230,769, 17,000 and 17,000 stock options, respectively. All stock options were awarded pursuant to the Amended 1997 Option Plan with an exercise price of $26.00 per share.

(8) On April 17, 1996, Messrs. Loeffler, Jepsen, Cohane, Wetmore and Ms. Reardon were awarded 50,000, 15,000, 10,000, 3,000 and 3,000 stock options, respectively. All such stock options were awarded pursuant to the Amphenol Stock Option Plan with an exercise price of $23.875 per share. Upon completion of the Merger, the Amphenol Stock Option Plan was terminated.

(9) Includes imputed compensation for Group Term Life Insurance net of employee payments.

(10) Includes $787,500, $356,875, $210,000, $4,250 and $6,375 cash payments received upon the completion of the Merger by Messrs. Loeffler, Jepsen, Cohane, Wetmore and Ms. Reardon, respectively, for all options previously awarded under the Amphenol Stock Option Plan but not exercised prior to the completion of the Merger. All optionholders were paid the difference between $26.00 and the exercise price of the previously awarded stock options and such outstanding options under the Amphenol Stock Option Plan were cancelled upon completion of the Merger.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

    The following Table provides information regarding option grants during 1998 to the named executive officers.

                            INDIVIDUAL OPTION GRANTS

                                                                                                          POTENTIAL REALIZED
                                                                                                           VALUE AT ASSUMED
                                         NUMBER OF        % OF TOTAL                                     RATES OF STOCK PRICE
                                        SECURITIES          OPTIONS                                        APPRECIATION FOR
                                        UNDERLYING        GRANTED TO        EXERCISE OR                     OPTION TERM(5)
                                          OPTIONS        EMPLOYEES IN       BASE PRICE   EXPIRATION   --------------------------
NAME                                    GRANTED(1)    FISCAL YEAR 1998(2)   ($/SH)(3)(4)    DATE         5% ($)       10% ($)
--------------------------------------  -----------  ---------------------  -----------  -----------  ------------  ------------
M.H. Loeffler.........................      35,000              28.5%        $   58.00     4/7/2008   $  1,276,657  $  3,235,299
E.G. Jepsen...........................      10,500               8.5%            58.00     4/7/2008        382,997       970,590
T.F. Cohane...........................       7,000               5.7%            58.00     4/7/2008        255,331       647,060
E.C. Wetmore..........................       2,100               1.7%            58.00     4/7/2008         76,599       194,118
D.G. Reardon..........................       2,100               1.7%            58.00     4/7/2008         76,599       194,118

------------------------

(1) The Company has reserved 1,750,000 shares of Common Stock for issuance pursuant to the Amended 1997 Option Plan, of which 484,374 shares are available for future awards as of April 1, 1999. The Company has not granted any SARs.

(2) Percentages indicated are based on a total of 122,760 options granted to 98 employees of the Company and its subsidiaries during 1998.

(3) No options were repriced during the last fiscal year.

(4) Options become exercisable in equal installments of 20%, commencing on the first anniversary of the date of grant. Shares received pursuant to the exercise of options are subject to material restrictions on sale or transfer.

(5) The potential realizable values reflected in these columns result from calculations which assume a current Common Stock value of $58.00 and 5% and 10% growth rates over a 10 year period and are not intended to forecast future prices of the Common Stock of the Company.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

    The following table provides information concerning the exercise of stock options during 1998 by the named executive officers and the year-end value of unexercised options.

                                                                                        NUMBER OF       VALUE OF UNEXERCISED
                                                                                   UNEXERCISED OPTIONS  IN-THE-MONEY OPTIONS
                                                                                      AT FY-END (#)       AT FY-END ($) (1)
                                                                                   -------------------  ---------------------
                                          SHARES ACQUIRED       VALUE REALIZED        EXERCISABLE/          EXERCISABLE/
NAME                                      ON EXERCISE (#)             ($)             UNEXERCISABLE         UNEXERCISABLE
-------------------------------------  ---------------------  -------------------  -------------------  ---------------------
M.H. Loeffler........................                0                     0           67,308/304,230   $   281,886/1,127,536
E.G. Jepsen..........................                0                     0           46,154/195,115        193,293/ 773,168
T.F. Cohane..........................                0                     0           46,154/191,615        193,293/ 773,168
E.C. Wetmore.........................                0                     0            3,400/ 15,700          14,239/ 56,957
D.G. Reardon.........................                0                     0            3,400/ 15,700          14,239/ 56,957

------------------------

(1) Based on the New York Stock Exchange trading closing price of Amphenol Common Stock on December 31, 1998 of $30.188.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

COMPOSITION AND PURPOSE

    The Compensation Committee of the Board of Directors is delegated responsibility for the compensation programs affecting executive officers and key management employees of the Company and its subsidiaries including base compensation, bonuses, stock option and other incentive awards. The Committee is currently composed of two directors who are not officers or employees of the Company. The activities and actions of the Committee are subject to the review of the full Board of Directors.

    The Committee's specific responsibilities include:

    - Approval of the compensation philosophy and guidelines for all executive officers and key management employees of the Company and its subsidiaries.

    - Review, at least annually, the goals and the performance of the Company's Chairman, President and Chief Executive Officer and approve changes in levels of base compensation for said employee.

    - Review recommendations from the Company's Chairman, President and Chief Executive Officer related to base compensation, bonus pool, bonus allocations, stock option and other incentive awards and related matters for executive officers, key management employees and prospective senior management employees of the Company.

    - Maintain and review from time to time the Company's management succession program.

COMPENSATION POLICIES AND PRACTICES

    PHILOSOPHY. The Committee's objective will continue to be the development, refinement and implementation of a complete compensation program that will serve to attract, retain and stimulate motivated senior management employees. The Committee also recognizes its responsibilities and obligations to the stockholders of the Company. The stock-based programs summarized below are intended to more specifically align the interests of the Company's senior management employees with the interests of the Company's stockholders and encourage long-term decision making geared to increasing shareholder value. The Committee also recognizes its responsibilities and obligations to other employees of the Company and its subsidiaries.

    BASE COMPENSATION. The performance and salary of each executive officer and each senior management employee of the Company whose base compensation is at least $150,000 continues to be reviewed annually by the Committee. In establishing general compensation policies and in reviewing and assessing the appropriateness of base compensation levels, the Committee considers the recommendations of the Company's Chief Executive Officer, published information and independent professional salary surveys of comparably situated individuals in other companies of the same size and/or type. The Committee also considers the historical, current and forecasted performance of the Company and the contributions or expected contributions of each senior management employee to those results in the course of its annual review.

    BONUS PLAN. In addition to base compensation, executive officers and key management employees participate in the Company's Management Incentive Plan. Payments under this plan are contingent upon the Company's achievement and/or each individual operation's achievement of targeted levels of operating income and revenues and certain additional performance criteria. Annual bonus targets which are based upon a percentage of average base compensation are established at the beginning of each year. Target bonuses for most plan participants range from 10% to 50% of average base salary. Discretionary payments are also considered when specific objectives are undertaken and achieved.

    STOCK OPTION PROGRAM. Stock options have been granted at fair market value and vest in equal annual installments over a five year period. Stock options have been awarded annually to executive officers and other key management employees. All stock option awardees must execute a Management Stockholders Agreement with the Company which sets forth the terms and conditions and limitations applicable to any shares purchased pursuant to the options granted under the Amended 1997 Option Program. In determining a stock option award, the Committee will consider the amount of stock options, if any, previously awarded to an individual, an individual's past and expected future contributions to the Company's financial performance and an individual's responsibilities for assisting the Company in achieving its long-term strategic goals. The Committee believes that the extended five year vesting period for option awards helps retain key employees.

CEO COMPENSATION

    The Company had a good year in 1998. Overall performance was impacted by worldwide economic conditions resulting in a slower rate of growth and significant pressure on profit margins. Notwithstanding these and other challenges, the Company was able to sustain growth in sales and earnings per share in 1999, both in excess of the performance of the industry average.

    Mr. Loeffler, as Chairman, President and Chief Executive Officer of the Company continues to play a vital role in sustaining the success of the Company and growing shareholder value. His base salary for 1999 has been increased by approximately 3.5% from $735,000 to $761,000. His bonus payout pursuant to the 1998 Management Incentive Plan was $232,000 representing approximately 32% of his 1998 base salary. His target bonus payment pursuant to the 1999 Management Plan remains at 45% of his 1999 base salary. Mr. Loeffler's 1999 base salary, 1998 bonus payment and 1999 bonus target were established based upon the Compensation Committee's review and consideration of market conditions, the Company's 1998 performance as described above, the review and consideration of Mr. Loeffler's personal performance and the review and consideration of available information on compensation of Chief Executive Officers of other companies in the interconnect industry and other companies of comparable size with comparable performance. The Committee believes that the Common Stock of the Company retained by Mr. Loeffler following the completion of the merger with KKR in May 1997 as well as the option awards made to Mr. Loeffler in 1997 and 1998 and contemplated for 1999 have and will continue to more closely align
Mr. Loeffler's interests with those of other owners of the Company's Common Stock and provide Mr. Loeffler with appropriate additional incentive.

SECTION 162(m) OF THE INTERNAL REVENUE CODE

    In 1993, Congress created a new Internal Revenue Code subsection 162(m) which could have the effect of limiting the deductibility of compensation paid to the Company's five highest paid executive officers to no more than $1 million per year beginning in 1994. Certain types of compensation are exempted from this limitation including any payments that are based on a plan setting forth objective performance goals which is administered by outside directors and that has been approved by stockholders.

    Although the Committee will consider this legislation when reviewing executive compensation, the Committee intends to use its business judgment to determine whether levels of base compensation and bonus payments are in the best interests of the Company and its stockholders notwithstanding the deductibility of any portion of such payments in view of the limitations of subsection 162(m). Regardless, the Committee and the Company do not believe that this legislation will have any material effect on the financial condition of the Company for the foreseeable future.

                              MICHAEL W. MICHELSON
                               MARC S. LIPSCHULTZ

                  COMPARISON OF TOTAL DAILY COMPOUNDED RETURN
                          AMONG AMPHENOL CORPORATION,
                     S&P 500 INDEX AND PEER GROUP COMPOSITE

    The following graph compares the performance of Amphenol over a period of five years ending December 31, 1998 with the performance of the Standard & Poor's 500 Stock Index and the average performance of a composite group consisting of the Company's peer corporations on a line-of-business basis. The Company is excluded from this group. The corporations comprising the composite group are AMP Inc., Hubbell Incorporated, Methode Inc., Molex Inc., Raychem Corp., and Thomas & Betts Corporation. Total Daily Compounded Return indices reflect reinvested dividends and are weighted on a market capitalization basis at the time of each reported data point.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

             AMPHENOL       COMPOSITE     S&P 500
1993               100.0          100.0      100.0
1994               145.5          115.0      101.4
1995               147.0          132.1      138.5
1996               134.8          153.6      169.4
1997               337.5          172.4      222.0
1998               183.0          182.3      281.2

                            CUMULATIVE TOTAL RETURN
                         ANNUALLY: 12/31/93 TO 12/31/98

    The data points for the above graph are as follows:

                                     12/31/93     12/31/94     12/31/95     12/31/96     12/31/97     12/31/98
                                    -----------  -----------  -----------  -----------  -----------  -----------
Amphenol..........................       100.0%       145.5%       147.0%       134.8%       337.5%       183.0%
Composite.........................       100.0%       115.0%       132.1%       153.6%       172.4%       182.3%
S&P 500...........................       100.0%       101.4%       138.5%       169.4%       222.0%       281.2%

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During 1998 none of the members of the Compensation Committee were present or former officers or employees of the Company or its subsidiaries.
Mr. Loeffler is the only officer or employee of the Company who serves on the Company's Board of Directors. Mr. Loeffler does not serve on the Board of Directors of any other company.

                             EMPLOYMENT AGREEMENTS

    Pursuant to an employment letter agreement with the Company dated July 28, 1987, Mr. Loeffler is guaranteed a minimum annual bonus of $30,000. Under this agreement, Mr. Loeffler is entitled upon termination of his employment with the Company to 18 months severance pay, which includes base salary plus any bonus; upon involuntary termination, Mr. Loeffler is also entitled to relocation expenses to the country of his origin, provided that he requests this benefit within six months after his last day of employment with the Company. There are no other employment agreements with any of the named executive officers.

                              PENSION INFORMATION

    MERGER OF PENSION PLANS. Prior to 1998, the Company and its domestic subsidiaries maintained eight separate defined benefit pension plans covering substantially all U.S. employees. Effective December 31, 1997, these pension plans were merged into one plan, the Pension Plan for Employees of Amphenol Corporation (the "Plan"), although the different formulas for calculating pension benefits for employees of each operation have been retained.

    THE AMPHENOL PLAN SECTION. This Section of the Plan provides for annual pensions to certain salaried employees including executive officers and directors who are employees, who complete five years of service with the Company. The Company is required to make all contributions necessary to provide benefits payable under this retirement plan section. No participant contributions are required or permitted. In 1998, Mr. Loeffler was the only executive officer or director of the Company who participated in the Amphenol Plan Section of the Plan.

    The normal retirement date under the Amphenol Plan Section of the Plan is the first day of the month following a participant's 65th birthday. A participant may also retire as of the first day of any month subsequent to the participant's 55th birthday and completion of ten years of service. The monthly normal retirement benefit for a participant is equal to the greater of:
(i) Formula A: 1.1% of the participant's average final pensionable compensation multiplied by the participant's years of credited service or (ii) Formula B:
1.8% of the participant's average final pensionable compensation multiplied by the participant's years of credited service not in excess of 25 (1% for years in excess of 25) reduced by 2% of the participant's estimated monthly social security benefit multiplied by the participant's years of credited service not in excess of 30. Average final pensionable compensation is defined as the participant's highest average annual total compensation from the Company and its affiliates, excluding bonuses, during any five consecutive years of service with the Company or its affiliates during the ten calendar years of service preceding the participant's termination of employment. A participant's normal retirement benefit is reduced for early retirement by 1/180 for each complete calendar month up to 60 months (1/360 for each additional calendar month) by which the commencement date for the payment of benefits precedes the participant's normal retirement date. Retirement benefits are paid in the form of a life annuity (joint and survivor annuity for married participants). A participant has a nonforfeitable right to his retirement benefit upon completion of five years of service.

    Section 415 of the Internal Revenue Code of 1986, as amended (the "Code"), currently limits the maximum annual benefit which may be paid to any employee from a tax-qualified plan to $130,000. Section 401(a)(17) of the Code currently limits the amount of compensation taken into account under a tax-qualified plan to $160,000. Both of these limitations are subject to future adjustment. The Company has also adopted a Supplemental Employee Retirement Plan ("SERP") which formally provides for the payment of the portion of an annual pension which cannot be paid from the Plan as a result of the Code limitations described above. Final Average Compensation under the SERP, however, is limited to $500,000.

    The following Table sets forth the estimated annual benefits under the Amphenol Plan Section of the Plan payable on retirement for specified earnings and years of participation categories assuming retirement at age 65.

                        ESTIMATED ANNUAL PENSION PAYABLE BY THE COMPANY UNDER THE
                                              AMPHENOL PLAN
                       SECTION AT NORMAL RETIREMENT BASED ON YEARS OF PARTICIPATION
                                                INDICATED
   FINAL AVERAGE     ----------------------------------------------------------------
   COMPENSATION       5 YEARS   10 YEARS   15 YEARS   20 YEARS   25 YEARS   30 YEARS
-------------------  ---------  ---------  ---------  ---------  ---------  ---------
$150,000...........  $  13,500  $  27,000  $  40,500  $  54,000  $  67,500  $  75,000
 200,000...........     18,000     36,000     54,000     72,000     90,000    100,000
 250,000...........     22,500     45,000     67,500     90,000    112,500    125,000
 300,000...........     27,000     54,000     81,000    108,000    135,000    150,000
 350,000...........     31,500     63,000     94,500    126,000    157,500    175,000
 400,000...........     36,000     72,000    108,000    144,000    180,000    200,000
 450,000...........     40,500     81,000    121,500    162,000    202,500    225,000
 500,000...........     45,000     90,000    135,000    180,000    225,000    250,000

    The above benefits are computed on a straight life annuity basis and do not take into account any reduction for joint and survivor payments or social security offsets.

    As of December 31, 1998, Mr. Loeffler has 25 years of credited service in the Amphenol Plan Section of the Plan, and his covered compensation amounts to $735,000 although Final Average Compensation under the SERP is limited to $500,000. Messrs. Cohane, Jepsen, Wetmore and Ms. Reardon do not participate in the Amphenol Plan Section of the Plan.

    THE LPL PLAN SECTION. Messrs. Cohane, Jepsen, Wetmore and Ms. Reardon participated in the LPL Plan Section of the Plan which terms, except for required employee contributions, are similar to those of the Amphenol Plan Section of the Plan. In addition, average final pensionable compensation under the LPL Plan Section of the Plan is defined as the participant's highest average annual total compensation from the Company and its affiliates, including bonuses, during any five consecutive years of service with the Company or its affiliates during the ten calendar years of service preceding the participant's termination of employment.

    Section 415 of the Internal Revenue Code of 1986, as amended (the "Code"), currently limits the maximum annual benefit which may be paid to any employee from a tax-qualified plan to $130,000. Section 401(a)(17) of the Code currently limits the amount of compensation taken into account under a tax-qualified plan to $160,000. Both of these limitations are subject to future adjustment. The Company's Supplemental Employee Retirement Plan ("SERP") formally provides for the portion of an annual pension which cannot be paid from the LPL Plan Section of the Plan as a result of the Code limitations described above. Final Average Compensation under the SERP, however, is limited to $500,000.

    The following Table sets forth the estimated annual benefits under the LPL Plan Section of the Plan payable on retirement for specified earnings and years of participation categories assuming retirement at age 65.

                      ESTIMATED ANNUAL PENSION PAYABLE BY THE COMPANY UNDER THE LPL
                                                   PLAN
                       SECTION AT NORMAL RETIREMENT BASED ON YEARS OF PARTICIPATION
                                                INDICATED
   FINAL AVERAGE     ----------------------------------------------------------------
   COMPENSATION       5 YEARS   10 YEARS   15 YEARS   20 YEARS   25 YEARS   30 YEARS
-------------------  ---------  ---------  ---------  ---------  ---------  ---------
$150,000...........  $  15,000  $  30,000  $  45,000  $  60,000  $  75,000  $  75,000
 200,000...........     20,000     40,000     60,000     80,000    100,000    100,000
 250,000...........     25,000     50,000     75,000    100,000    125,000    125,000
 300,000...........     30,000     60,000     90,000    120,000    150,000    150,000
 350,000...........     35,000     70,000    105,000    140,000    175,000    175,000
 400,000...........     40,000     80,000    120,000    160,000    200,000    200,000
 450,000...........     45,000     90,000    135,000    180,000    225,000    225,000
 500,000...........     50,000    100,000    150,000    200,000    250,000    250,000

    The above benefits are computed on a straight life annuity basis and do not take into account any reduction for joint and survivor payments or social security offsets.

    As of December 31, 1998, Mr. Cohane has 12 years of credited service in the LPL Plan Section of the Plan, and his covered compensation amounts to $400,000, Mr. Jepsen has 9 years of credited service in the LPL Plan Section of the Plan, and his covered compensation amounts to $582,950 (although Final Average Compensation under the SERP is limited to $500,000), Mr. Wetmore has 11 years of credited service in the LPL Plan Section of the Plan, and his covered compensation amounts to $288,200 and Ms. Reardon has 9 years of credited service in the LPL Plan Section of the Plan, and her covered compensation amounts to $177,000. Mr. Loeffler does not participate in the LPL Plan Section of the Plan.

PART III

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    Set forth below is certain information with respect to beneficial ownership of the Company's Common Stock as of March 26, 1999 by each director, the named executive officers and by all directors and executive officers of the Company as a group:

                          NAME OF                             AMOUNT AND NATURE OF     PERCENT OF
                      BENEFICIAL OWNER                        BENEFICIAL OWNERSHIP       CLASS
------------------------------------------------------------  --------------------    -----------
Andrew M. Clarkson..........................................             3,000(1)           0.02%
Timothy F. Cohane...........................................           170,630(2)           0.96%
G. Robert Durham............................................             1,923(1)           0.01%
Edward G. Jepsen............................................           171,330(2)           0.96%
Henry R. Kravis.............................................        13,165,745(1)(3)       73.73%
Marc S. Lipschultz..........................................                 0(1)            --
Martin H. Loeffler..........................................           238,464(2)           1.34%
Michael W. Michelson........................................        13,165,745(1)(3)       73.73%
Diana G. Reardon............................................            17,002(2)           0.10%
George R. Roberts...........................................        13,165,745(1)(3)       73.73%
Edward C. Wetmore...........................................             9,394(2)           0.05%
All executive officers and directors of the Company as a
  group (11 persons)........................................        13,776,488             77.15%

------------------------

(1) The share ownership amounts for Messrs. Clarkson, Durham, Kravis, Lipschultz, Michelson and Roberts reflected in this Table do not include any shares of the Company's Common Stock which may be issued pursuant to the Amphenol Corporation Directors' Deferred Compensation Plan described under the caption "COMPENSATION OF THE BOARD" on page 13. The cumulative balance in each director's deferred compensation account as of April 1, 1999 is approximately 1,209 shares.

(2) Messrs. Loeffler, Jepsen, Cohane, Wetmore and Ms. Reardon entered into Management Stockholder's Agreements with Amphenol in connection with the merger of the Company and an entity formed at the direction of KKR on May 19, 1997 (the "Merger") and each agreed to retain direct ownership of at least 94,849, 76,923, 76,923, 2,000 and 2,000 Amphenol shares, respectively, following the Merger. Pursuant to such Management Stockholder's Agreements, each were awarded 336,538, 230,769, 230,769, 17,000 and 17,000 options, respectively, to acquire Amphenol shares. Such retained shares and shares acquired upon exercise of such options are subject to significant transfer restrictions and call rights in favor of Amphenol for a period of five years following the completion of the Merger. The share ownership amounts for Messrs. Loeffler, Jepsen, Cohane, Wetmore and Ms. Reardon reflected in this Table include 141,615, 94,407, 93,707, 7,220 and 7,220 shares, respectively, which are not presently owned by such individuals but which would be issuable upon the exercise of stock options which are currently exercisable or exercisable within 60 days of March 26, 1999.

(3) Messrs. Kravis, Michelson and Roberts disclaim beneficial ownership of such shares except to the extent of their respective economic interests in the partnerships owning such shares. (See "PRINCIPAL STOCKHOLDERS OF AMPHENOL" on page 13).

                       PRINCIPAL STOCKHOLDERS OF AMPHENOL

    Listed in the following Table are those stockholders known to Amphenol to be the beneficial owners of more than five percent of the Company's Common Stock as of March 26, 1999.

                          NAME OF                             AMOUNT AND NATURE OF  PERCENT OF
                      BENEFICIAL OWNER                        BENEFICIAL OWNERSHIP     CLASS
------------------------------------------------------------  --------------------  -----------

KKR Associates 1996 L.P.(1)                                         13,165,745           73.73%
9 West 57th Street
New York, NY ("KKR")

Franklin Resources, Inc.                                             1,421,336(2)         7.96%
777 Mariners Island Blvd.
San Mateo, CA

------------------------

(1) Shares of Common Stock shown, as owned by KKR, are owned of record by three limited partnerships affiliated with KKR, KKR 1996 Fund L.P. (10,291,194 shares), NXS Associates L.P. (2,784,407 shares) and KKR Partners II L.P. (90,144 shares). Messrs. Henry R. Kravis, Michael W. Michelson and George R. Roberts (directors of Amphenol) and Edward A. Gilhuly, Perry Golkin, James
    H. Greene, Jr., Robert I. MacDonnell, Paul E. Raether, Clifton S. Robbins, Scott M. Stuart and Michael T. Tokarz, as members of the limited liability company which serves as the general partner of KKR, may be deemed to share beneficial ownership of the shares of the Company's Common Stock shown as beneficially owned by KKR. Each of these individuals disclaims beneficial ownership of such shares, other than to the extent of his economic interest in such partnerships.

(2) The Schedule 13G filed by such beneficial owner for the year ended December 31, 1998 indicates that it has shared voting power and shared dispositive power over all 1,421,336 shares.

    COMPENSATION OF THE BOARD. The Company has authorized a retainer fee to non-employee directors at an annual rate of $30,000. No separate Board or Committee meeting fees have been authorized. During 1997 the Company adopted the Amphenol Corporation Directors' Deferred Compensation Plan (the "Plan"). The Plan allows the directors to elect to defer payment of their fees to a future date with the ultimate payment in cash or stock of the Company subject to the prior election of each director. Distributions would begin with the first day of the year following the director's retirement or separation from the Board. All directors have elected deferral of fees and the payment of fees in stock. The cumulative balance in each director's stock account as of April 1, 1999 is approximately 1,209 shares of Amphenol Common Stock.

PART III

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    THE MERGER AND RELATED MATTERS. Pursuant to the Merger Agreement with NXS Acquisition Corp. ("NXS"), a wholly-owned subsidiary of a limited partnership organized at the direction of KKR Associates 1996 L.P. ("KKR"), on May 19, 1997 NXS merged with and into Amphenol, which became the surviving corporation (the "Merger"). As a result of the Merger, KKR became a 75% majority stockholder of the Company.

    Amphenol agreed in the Merger Agreement that all rights to indemnification then existing in favor of the present and former directors and officers of Amphenol or any of its subsidiaries as provided in its Amended and Restated Certificate of Incorporation, its By-Laws, under Delaware General Corporation Law or otherwise shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of six years from the date of the Merger.

    During 1998 the Company paid Kohlberg Kravis Roberts & Co., L.P. an annual fee of one million dollars for management consulting and financial services. From time to time Kohlberg Kravis Roberts & Co., L.P. may receive additional fees for advisory services rendered to the Company and its subsidiaries. Such fees will be negotiated from time to time with the independent members of the Company's Board of Directors on an arms-length basis and will be based on the services performed and the prevalent fees then charged by third-parties for comparable services.

    REGISTRATION RIGHTS AGREEMENT. Under certain circumstances and subject to certain conditions, KKR Associates 1996 L.P. and its affiliated entities (the "KKR Entities") have the right to require the Company to register, under the Securities Act, shares of Common Stock held by them. The Registration Rights Agreement provides that, among other things, the Company will pay all expenses in connection with any such registration.

    MANAGEMENT STOCKHOLDER'S AGREEMENT. Upon consummation of the Merger, the Company entered into substantially identical Management Stockholder's Agreements with each of Messrs. Loeffler, Jepsen, Cohane, Wetmore and Ms. Reardon who agreed to retain direct ownership of at least 94,849, 76,923, 76,923, 2,000 and 2,000 shares, respectively. Messrs. Loeffler, Jepsen, Cohane, Wetmore and Ms. Reardon received awards of 336,538, 230,769, 230,769, 17,000 and 17,000 stock options, respectively, in connection with such personal investment and long-term commitments to the Company. Each Management Stockholder's Agreement imposes significant restrictions on the transfer of such shares of Common Stock. Shares subject to each Management Stockholder's Agreement are generally nontransferable by any means at any time prior to the fifth anniversary of the date of the Merger. Each Management Stockholder's Agreement also affords the Company significant favorable repurchase rights if an employee voluntarily terminates employment with the Company without cause.

    Stock options granted pursuant to the Amended 1997 Option Plan are also subject to the terms and conditions of the Management Stockholder's Agreement. The rights and obligations with respect to shares of Common Stock purchased by an option awardee upon the exercise of an option will be substantially identical to the rights and obligations applicable to shares of Common Stock purchased pursuant to a Management Stockholder's Agreement.

    Management stockholders will have limited "piggyback" registration rights with respect to any shares of Common Stock purchased or retained or acquired by option exercise if the Company elects to make a public offering and there exists an active trading market in 40% or more of the Company's Common Stock following such offering.

    SALES PARTICIPATION AGREEMENT. Upon the purchase of Common Stock subject to the Management Stockholder's Agreement, each such management stockholder will be the beneficiary of a Sale Participation Agreement (the "Sale Participation Agreement") with the KKR Entities. The Sale Participation Agreement allows such management stockholders the right to participate in any sale of shares of Common Stock by the KKR Entities occurring prior to the fifth anniversary of the first public offering of Amphenol Common Stock. Shares of Common Stock sold by the management stockholders pursuant to the Sale Participation Agreement will not be subject to any restrictions on transfer imposed by the Management Stockholder's Agreement.